

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2006

Gary L. Castagna, Chief Financial Officer
Amcol International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois 60004-7803

> **Re: Amcol International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
> **Filed April 29, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **Filed August 1, 2005**
> **Response Letters Dated February 1, 2006 and March 14, 2006**
> **File No. 001-14447**

Dear Mr. Castagna:

We have reviewed your Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2004, Form 10-Q for the Fiscal Quarter Ended June 30, 2005 and response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note (8) Income Taxes, page F-16

1.   We note your response to comment two of our letter dated February 23, 2006.
        Please confirm the $1,205,000 in professional fees associated with amended
        federal income tax returns did not include fees owed to your independent
        accountant. In your response, confirm that your independent accountant remains
        independent and is in compliance with the qualifications of Article 2-01 of
        Regulation S-X for the periods included in its audit report. Please refer to Article
        2-01(c)(5) for further guidance regarding contingency fee arrangements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202)
551-3717, if you have questions regarding comments on the financial statements and
related matters. Please contact me at (202) 551-3684 with any other questions.

                                                Sincerely,

                                                April Sifford
                                                Branch Chief

cc: Mr. Ryan Milne
        Ms. Shannon Buskirk